Shareholder meeting

The fund held its Annual Meeting of Shareholders on February 3, 2016. The following proposal was considered by the shareholders:

Proposal: To elect one (1) Trustee (James R. Boyle) to serve for a 1-year term ending at the 2017 Annual Meeting of Shareholders and to elect four (4) Trustees (Craig Bromley, Deborah C. Jackson, James M. Oates, and Steven R. Pruchansky) to serve for a three-year term ending at the 2019 annual Meeting of Shareholders. Each Trustee was re-elected by the fund’s shareholders and the votes cast with respect to each Trustee are set forth below.

	Total votes for the nominee	Total votes withheld from the nominee
Independent Trustees
Deborah C. Jackson	27,055,631.141	728,441.000
James M. Oates	27,029,346.141	754,726.000
Steven R. Pruchansky	27,013,777.141	770,295.000
Non-Independent Trustees
James R. Boyle	27,053,021.141	731,051.000
Craig Bromley	27,076,224.141	707,848.000

Trustees whose term of office continued after the Annual Meeting of Shareholders because they were not up for election are: Charles L. Bardelis, Peter S. Burgess, William H. Cunningham, Grace K. Fey, Theron S. Hoffman, Hassell H. McClellan, Gregory A. Russo, and Warren A. Thomson.